December 1, 2005

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HyperSpace Communications, Inc. Schedule TO-I

Gentlemen and Ladies:

On behalf of HyperSpace Communications, a Colorado corporation (the "Company"), transmitted herewith for filing with the Securities and Exchange Commission (the "SEC"), via EDGAR, is the Company's Schedule TO-I delivered in connection with the Company's issuer tender offer under Rule 13e-4 of the Securities Exchange Act of 1934.

The Schedule TO-I attached hereto relates to the Company's offer to exchange all outstanding restricted stock units (the "Old RSUs") granted to employees of its wholly-owned subsidiary, MPC Computers, LLC in connection with the Company's acquisition of MPC, under the HyperSpace Communications, Inc. 2004 Equity Incentive Plan (the "Plan"), as amended, for an equal number of new restricted stock units (the "New RSUs") that the Company will grant under the Plan. The terms of the New RSUs will remain substantially the same as the terms of the Old RSUs except that (i) the conversion schedule will be amended so that 1/2 of each holder's vested restricted stock units will convert to shares of common stock on February 15, 2007 and the remaining 1/2 will convert on May 15, 2007 and (ii) the conversion schedule will accelerate upon a change in control of HyperSpace but not in the event of a public offering in which the holder is entitled to participate (as is provided in the current restricted stock unit agreements).

In accordance with the Instructions for Filing Fees, Rule 3a of the SEC's Informal and Other Procedures and Rule 0-11 of the Securities Exchange Act of 1934, as amended, $1,529.85 has been wired to the SEC's U.S. Treasury-designated lockbox depository at the Mellon Bank in Pittsburgh, Pennsylvania in payment of the filing fee.

If you have any questions regarding this filing, please contact the undersigned at (303) 291-2314 or Patrick J. Simpson at (503) 727-2000.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

cc:	John P. Yeros, HyperSpace Communications, Inc.